Exhibit 10.7
CONTRACT
For
PURCHASE AND SALE
Of
EASTERN COAL
ARMSTRONG COAL COMPANY, INC.

TABLE OF CONTENTS
Note: Page numbers will be adjusted to match final contract configuration

SECTION DESCRIPTION		PAGE #
1.	Contract Term	1
2.	Quantity	2
3.	Scheduling	3
4.	Variations, Delays, and Interruptions in Deliveries	4
5.	Source	6
6.	Price	7
7.	Sampling and Analysis	7
8.	Adjustment for Quality	13
9.	Quality and Specifications	14
10.	Contract Price Adjustments	15
11.	Remedies	17
12.	Notices	18
13.	Shipping Notices	19
14.	Transportation	20
15.	Payments, Invoices	21
16.	Weights	22
17.	Contract Administrator/Contracting Officer	23
18.	Disputes	23
19.	Clean Air Act and Other Environmental Requirements	23
20.	Unilateral Termination Right	23
21.	Credit Evaluation and Performance Assurance	24
22.	Verification of Data, Inspection or Records and Mine Sources	25
23.	Coal Mining and Reclamation and Conservation Requirements	26
24.	Relationship of Parties — Producer’s Statement	27
25.	Non-Assignability; Subcontracts; Designation and Termination of Agent	27
26.	Waivers	27
27.	Officials Not to Benefit	28
28.	Small Business Policy	28
29.	Liquidated Damages for Subcontracting Plans	28
30.	Affirmative Action and Equal Opportunity	28
31.	Safety and Health	29
32.	Environmentally Acceptable Facilities; Clean Air and Water	29
33.	Certification for Contracts, Grants, Loans, and Cooperative Agreements	29
34.	Contract Components	30

EXHIBIT I: Sample Calculations		31
APPENDIX A: Coal Producers Statement and Specific Location Map		32

2

Contract
CONTRACT FOR PURCHASE AND SALE OF COAL
THIS AGREEMENT, is made and entered into this ___ day of ___, 2007 by and between TENNESSEE VALLEY AUTHORITY, a corporation organized and existing under an Act of Congress (hereinafter called “TVA”), and Armstrong Coal Company, Inc. , a Delaware corporation with its principal place of business located at 7701 Forsyth Boulevard, 10th Floor, St. Louis, Missouri 63105 (hereinafter called “Contractor”).
W I T N E S S E T H:
In consideration of the mutual covenants hereinafter stated, the parties hereto agree as follows:
DEFINITIONS.
“Contract Year” shall mean the six-month period commencing July 1, 2008, and ending December 31, 2008, and thereafter, each calendar year commencing January 1st and ending December 31st for the Contract Term set forth below.
“Delivery Commencement Date” shall be that date set forth in Section 1 hereof for commencement of deliveries. Such date may be changed only by a written supplement to this contract, signed by both parties, that expressly refers to the term “Delivery Commencement Date.” The actual date of commencement of deliveries shall not affect the Delivery Commencement Date.
“Contract Administrator” shall be that TVA representative designated to administer the contract on behalf of TVA.
“Destination” shall have the following meaning: For (i) coal purchased F.O.B. origin and transported by TVA or TVA’s carrier to a transloading or blending facility or facilities and (ii) coal purchased F.O.B. destination at such facility or facilities, each such facility shall be a “Destination.” For all other coal, each TVA fossil-fired power plant receiving coal purchased under this contract shall be a “Destination.” The initial Destination or Destinations is as follows: Widows Creek, Paradise, Cumberland, and TVA may elect under Subsection 14.7 of this contract to change or add Destinations from time to time.
“Receiving Plant” shall mean any TVA fossil-fired power plant that receives coal purchased under this contract, whether or not such coal is transported directly to such plant or is first transported to a transloading or blending facility. Where the coal received by a TVA fossil-fired power plant is intended to be used only in certain generating units of the plant, because of the particular coal quality requirements of such units, such units shall be considered the “Receiving Plant.”
1.0	CONTRACT TERM

The Delivery Commencement Date shall be July 1, 2008, and deliveries shall continue for ten and one-half (10 1/2) years from said Delivery Commencement Date unless terminated earlier by agreement or as otherwise provided herein. Provided, however, this contract may be reopened by either party (9) months prior to the 66th month anniversary of the Delivery Commencement Date for the purpose of renegotiating price and other terms and conditions or for the sole purpose of terminating deliveries. The party desiring to exercise such reopener shall give the other party written notice at least (9) months prior to the 66th month anniversary date and may, but shall not be required to, specify the purpose of such reopening. Nothing herein is intended to require a party who has commenced renegotiations hereunder to continue such renegotiations if, for any reason, such party determines it is not in its interests to do so. If the reopener provision has been exercised, this contract will terminate on the said 66th month anniversary date unless TVA and the Contractor have mutually agreed in writing six (6) months prior to the said anniversary date to continue this contract. Neither party shall be under any obligation or liability to continue this contract beyond said termination or have any liability for refusing to do so, if either party desires to terminate deliveries in accordance herewith.

2.0	QUANTITY

2.1.1	Subject to TVA’s right to reduce or increase quantities to be delivered, as hereinafter provided, the quantity of coal to be sold and purchased hereunder during each Contract Year shall be as follows:

Contract Year	Base Tonnage
2008	500,000
2009	1,000,000
2010	1,500,000
2011	1,500,000
2012	2,000,000
2013	2,000,000
2014-2018	4,000,000
Note: Except as otherwise provided below, all annual tonnages will be delivered in fifty-two (52) equal weekly deliveries or as directed by the Contract Administrator

2.1.2	Commencing in Contract Year 2011, and each Contract Year thereafter, TVA may, from time to time, decrease the scheduled quarterly deliveries by up to twenty percent (20%) of the quarterly schedule by giving at least sixty (60) days written notice (“Nominated Quantity”).

2.1.3	TVA shall have no obligation to purchase or schedule for delivery at a later date any quantity in excess of the Nominated Quantity.

2.1.4	TVA shall not be required to accept any quantity of coal shipped during a week that is in excess of the Nominated Quantity, but if TVA accepts such excess quantity of coal, TVA shall, upon 15-day written notice to Contractor, require that such excess amount be deducted from the quantities to be shipped during the following or subsequent months/week(s) in the Contract Year.

2.1.5	If at the expiration of the term of the contract less than the maximum tonnage has been scheduled for delivery, the parties may by agreement extend the term of this contract for a period sufficient to permit the delivery of tonnage in an amount up to the difference between the maximum tonnage and the total scheduled. Neither party shall be obligated to agree to such an extension.

2.1.6	This contract is not and shall not be construed as a contract for all of TVA’s coal requirements for any plant. TVA reserves the right to purchase coal from other suppliers in any amount during the term of this contract.

2.2.	Notwithstanding the provisions of Subsection 2.1.1, above, if generation of electricity at a Receiving Plant is curtailed or interrupted for a period of one week or more as a result of the operating requirements of TVA’s integrated electric generating system, including considerations of economic dispatch of TVA’s generating units, TVA may, from time to time, suspend or reduce Contractor’s deliveries under this contract by a percentage equal to the percentage reduction in electric output of the Receiving Plant resulting from such curtailment or interruption. If there is more than one Receiving Plant for this contract at the time of such curtailment or interruption, the suspension or reduction in deliveries shall apply only to such coal as, but for the curtailment or interruption, would have been received at the Receiving Plant experiencing a curtailment or interruption. Such suspension or reduction in deliveries may continue as long as generation at such Receiving Plant is curtailed or interrupted; provided, however, if TVA continues any such reduction or suspension for more than one hundred eighty (180) consecutive days, and the average weekly reduction or suspension during said one hundred eighty (180) day period was more than fifty percent (50%) of the average weekly quantity scheduled under this contract for delivery during such period, Contractor may notify TVA in writing, after such one hundred eighty (180) day period, of Contractor’s intent to terminate this contract ninety (90) days from the date of TVA’s receipt of such written notice, and this contract shall, upon the passing of such ninety-day (90-day) period, terminate without further cost or obligation to either party, unless TVA shall have directed the cancellation of the suspension or reduction within forty-five (45) days of TVA’s receipt of Contractor’s notice of termination.

2.3	If the coal purchased hereunder is shipped to a blending / trans-loading facility for incorporation into a Blended Product(s) that is constituted from (i) coal purchased hereunder and/or coal of like quality to that purchased hereunder (such coal together with coal purchased hereunder “Contract Quality Coal”) and (ii) other coal or coals of dissimilar quality (when blended with Contract Quality Coal, the “Blended Product(s)”), which Blended Product(s) is transported to more than one TVA Receiving Plant (“Multiple Receiving Plants”), then the provisions of Subsection 2.2 shall be applied as follows: In the event one or more of the Multiple Receiving Plants experiences a curtailment or interruption in generation as described above, TVA shall determine the total reduction in weekly usage of Contract Quality Coal associated with the curtailment(s) or interruption(s) (“Contract Quality Coal Reduction”), and TVA may adjust downward weekly deliveries hereunder on the basis of the ratio of the Contract Quality Coal Reduction to the average total quantity of Contract Quality Coal TVA has been receiving weekly for use in the Blended Product(s) based on receipts during the prior 30-day period. All provisions of Subsection 2.2 not inconsistent with this paragraph shall apply in the case of Blended Product(s) and Multiple Receiving Plants.

2.4	Except where Contractor has terminated this contract as provided in Subsection 2.2., suspensions or reductions under Subsection 2.2 or Subsection 2.3 shall not affect the enforceability of this contract and, on termination of the suspension or reduction, shipments shall resume pursuant to the terms and conditions of this contract. Both TVA and Contractor shall be excused from their respective obligations hereunder with respect to deliveries suspended or reduced pursuant to Subsection 2.2 or Subsection 2.3, and such deliveries shall not be rescheduled for delivery except by mutual consent of the parties.

2.5.	Except in the case of any failure to deliver that is excused under Subsection 4.2., TVA may exercise the remedies afforded it under Section 11, Remedies, or as otherwise provided by law, in the event Contractor fails to deliver coal as provided in this Section 2 or Section 3, Scheduling; provided, however, in lieu of other remedies, TVA may elect to reschedule for delivery any deficiencies provided TVA provides written notice to Contractor of its intent to do so within 90 days of the date such deficiency occurred and such deficiency is rescheduled for delivery within twelve (12) months of such notice, or later as may be mutually agreed. Such rescheduled coal shall be delivered in accordance with the provisions of this contract and at the price in effect at the time during which such deficiencies occurred.

3.0	SCHEDULING

3.1	TVA shall provide Contractor with any changes to the quantities of coal to be delivered to TVA consistent with the requirements of Section 2, Quantity. Contractor agrees to load TVA’s carrier’s trains or barges on arrival at Contractor’s loading point in accordance with the terms and conditions of TVA’s rail or barge transportation agreement(s). TVA maintains the right to coordinate all deliveries under this contract and others for the purposes of establishing a uniform delivery schedule for placement at Destinations and/or Receiving Plants.

3.2	Regardless of which party contracts for transportation necessary to transport coal purchased and sold hereunder to the Destination, unless otherwise agreed, Contractor shall be responsible for making timely arrangements for the scheduling of transportation equipment necessary to comply with the delivery schedule established by TVA.

3.3	Scheduled deliveries in contract years 2008-10 shall be by rail in 90-car unit trains with a 10,350 ton per train minimum weight. Commencing in contract year 2011, TVA will schedule a minimum of 1,500,000 tons annually by rail unless otherwise mutually agreed.

4.0	VARIATIONS, DELAYS AND INTERRUPTIONS IN DELIVERIES

4.1	Time of shipment is of major importance to TVA. Contractor shall immediately notify TVA’s Contract Administrator of any expected deviation from the shipment schedule established in accordance with Section 2, Quantity, and Section 3, Scheduling, of this contract and of the cause and extent of the deviation, except in the case of variations in quantity from schedule of up to five percent (5%).

4.2	Subject to the conditions hereinafter stated, neither party shall be liable to the other for failure to deliver or accept delivery of coal as provided for in this contract if such failure was due to supervening causes beyond its control and not due to its own negligence, and which cannot reasonably be overcome by the exercise of due diligence. Such causes shall include by way of illustration, but not limitation: acts of God or of the public enemy; insurrection; riots; strikes; nuclear disaster; partial or total outages of coal-fired units; floods; accidents; major breakdown of equipment or facilities (including, but not limited to, emergency outages of equipment or facilities to make repairs to avoid breakdowns thereof or damage thereto), such equipment and facilities to include, but not limited to, power generation, unloading, stock-out and preparation plant equipment; fires; industry-wide carrier delays or shortages of carriers’ equipment; embargoes; orders or acts of civil or military authority; or industry-wide shortages of materials and supplies. Nor shall TVA be obligated to accept delivery of coal hereunder to the extent that such causes wholly or partially prevent the unloading, stockpiling, preparing, or burning of coal at a Destination or Receiving Plant that is receiving coal at the time the cause occurs, in which case TVA shall have no obligation to consign deliveries to another destination or plant; provided, however, that if there is more than one Destination or Receiving Plant for this contract at the time such cause occurs, TVA shall be excused from taking delivery of only such coal as would have been received at the Destination or Receiving Plant experiencing such cause. Nor shall the refusal of either party to settle a strike on terms other than it considers satisfactory preclude the strike from being considered an excusable cause. TVA shall have the right, but not the obligation, to require Contractor to make up any tonnage not delivered in accordance with this section.

4.3	Contractor’s delays due to delays of its subcontractors will not be excusable under this Section 4 unless the delay of the subcontractor was also due to causes beyond the control and without the negligence of the Contractor or subcontractor, such as the causes listed above. The failure by Contractor or its subcontractor to obtain and maintain all federal, state, and other regulatory agency coal mining permits, certificates, and licenses shall not excuse Contractor from any obligation under this contract. The provisions of Subsection 4.2. shall not excuse a party unless such party failing to deliver or take coal shall give written notice to the other of such failure and furnish full information as to the cause and probable extent thereof within ten (10) calendar days after the failure first occurs. In the case of the Contractor, said ten-day (10-day) period shall begin with the day following that on which tonnage first becomes deficient under the established delivery schedule. In the case of TVA, this period shall begin on the day following that on which TVA first fails to take coal duly and properly delivered. Failure to give such notice and furnish such information within the time specified shall be deemed a waiver of all rights under this Section 4 with respect to such coal or such tonnage scheduled for delivery prior to the date such notice and information are actually furnished.

4.4	In the event of partial failure to deliver, take, or unload coal which is excusable under this Section 4, the parties shall prorate deliveries or receipts of coal in substantially the same proportion based upon contractual commitments, (e.g. a fifty percent (50%) reduction in receiving or production capacity would result in a fifty percent (50%) reduction in scheduled deliveries for each supplier or consumer). However, the parties shall not be obligated to prorate a reduction in receipts or deliveries under coal supply contracts not affected by the failure because they have different modes of delivery or have substantially different quality requirements, or because their scheduled delivery dates are not affected by the failure. During the periods TVA may experience such failures to take or unload coal, Contractor shall be permitted to sell such coal normally intended for TVA. In the case of the period during which Contractor may experience such failures to deliver coal, TVA may purchase replacement coal. The disabling effects of such failures to deliver, take, or unload coal shall be corrected by the party experiencing such failure as soon as and to the extent reasonably practicable.

4.5	If the coal purchased hereunder is shipped to a blending / trans-loading facility for incorporation into a Blended Product(s) (as defined in Subsection 2.3 hereof), which Blended Product(s) is transported to more than one TVA Receiving Plant (“Multiple Receiving Plants”), then the provisions of Subsection 4.2 shall be applied as follows: In the event one or more of the Multiple Receiving Plants experiences a failure to take, unload or burn a Blended Product due to causes identified in Subsection 4.2, TVA shall determine the total Contract Quality Coal Reduction, (as defined in Subsection 2.3 hereof), and TVA may adjust downward weekly deliveries hereunder on the basis of the ratio of the Contract Quality Coal Reduction to the average total quantity of Contract Quality Coal TVA has been receiving weekly for the Blended Product(s) based on receipts during the prior 30-day period. All provisions of Subsection 4.2 not inconsistent with this Subsection 4.5 shall apply in the case of Blended Product(s) and Multiple Receiving Plants. This Subsection 4.5 shall not apply to excused failures to take coal due to events that affect transportation, receipt, unloading, or handling of coal prior to blending.

4.6	TVA, by providing at least thirty (30) days’ prior written notice to Contractor, shall have the right to refuse any shipments otherwise scheduled for delivery to a Destination or Receiving Plant during maintenance periods at such Destination or Receiving Plant. TVA shall have the right, but not the obligation, to require Contractor to make up at a later date any tonnage not delivered in accordance with this section, provided, however, TVA shall be required to provide written notice to Contractor of its intent to require Contractor to make up such deliveries within 90 days of the commencement of any such maintenance periods, and such deliveries are rescheduled for delivery within twelve (12) months of such notice, or later as may be mutually agreed.

4.7	Any written notice and information provided by Contractor to TVA under this Section 4 shall be submitted to TVA in writing and accompanied by and attached to a Certificate of Force Majeure Information (“Certificate”), using the format set forth below, and executed by an authorized representative of Contractor.
CERTIFICATE OF FORCE MAJEURE INFORMATION
TVA CONTRACT NO. (INSERT CONTRACT NUMBER) (THE “CONTRACT”)
1. [insert name], hereby certify that:
(a) I have prepared and submitted the attached Notice of Force Majeure in good faith and based upon facts and circumstances known personally to me;
(b) to the best of my knowledge and belief, the information contained in the attached Notice is, as of the date of this Certificate, accurate, complete, not misleading, and can be verified by supporting information currently in my possession or in the possession of other employees or officers of [insert company name] (“Contractor”) and nothing has been omitted from the attached Notice the inclusion of which is necessary for the information contained in the attached Notice to be accurate, complete, and not misleading;
© to the best of my knowledge and belief, the failure to deliver coal as provided in the Contract is due to supervening causes beyond the control of Contractor, is not due to Contractor’s own negligence, and cannot be reasonably overcome by the exercise of due diligence by Contractor, and
(d) I am duly authorized to execute and submit this Certificate and attached Notice.

For the purposes of this certification, the term “Force Majeure” refers to the conditions and causes set forth in Subsection 4.2 of the Contract, and the term “Notice” refers to the written notice described in Subsection 4.3 of the Contract.

Name

Company Title

Date of Execution

5.0 SOURCE

5.1	The source of coal delivered under this contract is of major importance to TVA. The provisions of this contract pertaining to coal quality and quantity requirements, price adjustments, federal and state legislation, and other matters are directly related to the source of coal. As used in this Section 5, “Source Area” shall mean the total coal reserve areas outlined in the Specific Location Map(s) identified in Appendix A; provided, that, within the Source Area, only the area(s) (for surfaced-mined coal) or mine opening(s) (for underground-mined coal) covered by the following mining permit(s) and proposed mine permit areas identified herein is an “Authorized Source” of coal for delivery under this contract: [List permit numbers]. The mine area(s) and/or opening(s) located within the Source Area shown on the Specific Location Map(s), but not covered by the mining permit(s) listed above, may become an Authorized Source under the following procedures as mining progresses and the appropriate permit(s) and license(s) are obtained. Contractor shall notify TVA in writing at least sixty (60) days in advance of its intention to deliver coal from any additional area(s) or mine opening(s) that is in the Source Area but which is not then authorized. TVA shall authorize such areas if the proposed source is owned or controlled by contractor or its affiliates and if, in TVA’s reasonable judgment, the proposed source is capable of meeting the requirements of this contract. TVA reserves the right to require Contractor to furnish any information and/or any guarantees TVA deems necessary bearing on the ability of any source or proposed source to meet the requirements of this contract and to make that information and / or any guarantees a part of this contract.

5.2	Contractor shall immediately notify TVA in writing of any events affecting the size or location of the Authorized Source(s). All Authorized Sources under this contract shall be in compliance with the Federal Mine Safety and Health Act of 1977, as amended, all state and federal reclamation laws, including the Surface Mining Control and Reclamation Act of 1977, as amended, and regulations issued under such laws. If Contractor fails to comply with this requirement, whether or not coal from such Authorized Source is then being delivered hereunder, TVA may exercise its rights under Section 11, Remedies.

5.3	Contractor expressly assumes the risk that the “Source Area” and Authorized Source(s) as scheduled by Contractor (subject to approval by TVA as set forth herein) will permit the production of coal in such quantities and of such quality as will meet the requirements of this contract. Coal shall not be delivered from any other source(s), or shipped from any other origin(s), or mined by any other producer(s) unless authorized by TVA in writing prior to delivery.

5.4	Regardless of the cause of or reason for a request by Contractor to approve a new Authorized Source outside the Source Area, TVA shall be under no obligation to approve the tendered source as an Authorized Source, and TVA may withhold its approval on any basis or bases that TVA may deem appropriate, including purely economic considerations.

Notwithstanding the above, it is understood by the parties that Contractor is a new mining entity, and that its ability to ship the quantities set forth in Section 2.1.1 above will require additional mines and permits from the “Source Area” and the approval of these additional mines as “Authorized Sources” by TVA.

In the event TVA withholds approval of such additional mines or seams based on “purely economic considerations,” the quantities set forth in Section 2.1.1 above shall be adjusted accordingly by the parties.

6.0	PRICE

6.1	TVA shall pay Contractor $29.93 F.O.B. railcar at Midway, Kentucky (hereinafter referred to as the “Base Price”) for each net ton of coal purchased and delivered under this contract. Thereafter the Base Price shall be adjusted the first day of each Contract Year as provided in Section 10.1 (as adjusted annually, hereinafter referred to as “the then current Base Price”) and otherwise as provided in Section 8.

7.0	SAMPLING AND ANALYSIS

7.01	Upon the commencement of deliveries under this Contract, the following applies: (Check one box only)

☐	TVA Sampling/TVA Analysis	Section 7.1
☑	Contractor Sampling/Contractor Analysis	Section 7.2
☐	Contractor Sampling/TVA Analysis	Section 7.3
7.02  Regardless of which method of sampling and analysis is selected for initial deliveries, TVA, may elect from time to time, with 30 days’ advance written notice, to switch to a different method of sampling and/or analysis, in which event the appropriate alternative clause of this Section 7 shall govern.
7.03   Contractor shall provide to TVA on a quarterly basis the following analysis and testing as specified by TVA. Sample composite size of not less than 10,000 tons (unless otherwise approved by TVA):

Size Consist	Mineral Ash	Ash Fusions
HGl	Trace Elements
7.1	TVA Sampline/TVA Analysis
7.1.1	The sampling location shall be the Receiving Plant unless TVA notifies Contractor in writing that samples will be taken at other locations, including blending facilities. Contractor may be present at the taking of samples, but TVA shall have no obligation to notify Contractor to be present. TVA may engage the services of a third party to take its samples hereunder, rather than using its own employees. Except as provided below, in order for TVA sampling and analysis to govern, the following criteria shall apply:
7.1.1.1	Sixty five percent (65%) of the shipments shall have been sampled and analyzed in accordance with the methods described in the latest published edition of the Annual Book of ASTM Standards. Samples must have been collected utilizing mechanical systems meeting ASTM D 2234 Type I, Condition B, Collection of a Gross Sample of Coal, which have been shown to be free of statistically significant bias. Systems will be subject to a critical inspection according to ASTM D4702 annually. Analysis procedures used should be as follows:

Parameter	Method
Residual Moisture	ASTM D 5142
Air Dry Moisture	ASTM D 3302 Note
Ash	ASTM D 5142
Sulfur	ASTM D 4239
Btu	ASTM D 5865
Note: Or General Industry Standards
7.1.1.2	The lot size for each sample shall be by barge load for barge coal, by trainload for rail coal, and by daily truck deliveries for truck coal.

7.1.1.3	The sampling system shall be located in an area such that the sample collected to represent the shipment is collected only from coal that is from said shipment.
7.1.2	Analysis data (total moisture, ash, sulfur, and Btu) shall be promptly made available to Contractor through access to a computer system or, at TVA’s option, may be provided by other means. Moisture, ash, and sulfur values shall be reported to the nearest hundredth (.01) of a percent. Heat content shall be reported to the nearest whole Btu/lb. SO2 content shall be calculated and reported to the nearest hundredth (.01) of a pound.

7.1.3	All samples collected by TVA, or others at its direction, shall be properly air dried and prepared according to ASTM D2013 & D3302 or General Industry Standards to produce a 60-mesh sample for analysis. The 60-mesh sample shall be divided into at least two parts and put in suitable airtight containers, the first container in each case to be used by TVA, or its designated commercial laboratory, to determine the quality of coal sold hereunder for all contract purposes, except as specifically provided below. The second container in each case shall be held available to TVA for a period of sixty (60) days from actual sampling date of the coal, properly sealed and labeled, to be analyzed if a dispute arises between TVA and Contractor. If Contractor wishes to dispute a sample or analysis, it shall notify TVA in writing within such sixty-day (60-day) period. If Contractor fails to provide such notice of dispute within such sixty-day (60-day) period, Contractor shall be deemed to have waived any claim or defense based on errors or omissions in the sampling or analysis operations as to the affected samples.

7.1.4	Upon receipt of a notice of a dispute over the results or method of such sampling or analysis, TVA shall review and inspect the sampling and analysis equipment and procedures and the second sample part will be analyzed by a third-party commercial laboratory to check for reproducibility. The third-party laboratory will follow the same ASTM analysis procedures outlined in Subsection 7.1.1, and the reproducibility limits in those same standards will be used to judge reproducibility. If the review of the sampling and/or analysis indicates the original sampling or analysis was improperly performed or the results of the second analysis are not within ASTM reproducibility limits, the original analysis report shall be declared erroneous, and the results of the second analysis will be conclusive for both parties in regard to the analysis of the sample in question. Otherwise, the original analysis report shall remain in full force and effect.

7.1.5	Contractor shall also sample and analyze, or obtain services of a third party to sample and analyze, all shipments of coal to TVA under this contract. These analyses shall specify, at a minimum, the total moisture content, the ash content (as-received), the heat content Btu/lb (as-received), the sulfur content (as-received) and S02 (as-received) and must be electronically transmitted to the Contract Administrator and other parties designated by the Contract Administrator in a format acceptable to TVA. These analyses are required in order to provide information on the contents of coal received by TVA within 24 hours (including week ends and holidays) or prior to unloading, whichever is earliest. TVA reserves the right not to unload coal at the Destination until after the appropriate analysis is received. Contractor shall be responsible for any demurrage charges incurred by TVA as the result of Contractor’s failure to transmit the analyses when and as required. TVA may reject coal based on these analyses; however, nothing in this Subsection 7.1.5 shall affect in any way TVA’s rights to appropriate contractual actions and adjustments for quality based on samples collected and analyzed in accordance with this Section 7.

7.1.6	In the event TVA does not sample at least sixty-five percent (65%) of the tonnage received in a calendar quarter, the Contractor’s samples shall be used for the quality adjustment(s) for such quarter under Section 8, Adjustments for Quality, provided all Contractor samples for such quarter meet all criteria below:
7.1.6.1	Ninety-five percent (95%) of shipments shall have been sampled and analyzed in accordance with the methods described in the latest published edition of the Annual Book of ASTM Standards, volume 05.05. Samples must have been collected utilizing mechanical systems meeting ASTM D 2234 Type 1, Condition B, Collection of a Gross Sample of Coal, which have been shown to be free of bias within the past year. The bias testing procedure and precision used must be approved by TVA. Systems will be subject to a critical inspection according to ASTM D4702 prior to approval. Analysis procedures used should be as follows:

Parameter	Method
Residual Moisture	ASTM D 5142
Air Dry Moisture	ASTM D 3302
Ash	ASTM D 5142
Sulfur	ASTM D 4239
Btu	ASTM D 5865
7.1.6.2	Sample analysis (total moisture, ash, sulfur, and Btu) and other data required by TVA to match data with shipment shall be provided to TVA in a format approved by TVA.

7.1.6.3	The lot size for each sample shall be by barge load for barge coal, by trainload for rail coal, and by daily truck deliveries for truck coal.

7.1.6.4	Analysis for each sample shall have been received by TVA by electronic data interchange within seven (7) days of collection of said sample.

7.1.6.5	The sampling system shall be located in an area acceptable to TVA such that the sample collected for shipment is collected only from coal that is loaded for said shipment.
7.2	Contractor Sampling/Contractor Analysis

(Applicable if checked above or elected by TVA pursuant to this Section 7)
7.2.1	Contractor or third party collected samples shall be used for the quality adjustment(s) for each quarter under Section 8, Adjustments for Quality, provided all samples for such quarter meet all criteria below:

7.2.1.1	One hundred per cent (100%) of shipments shall have been sampled and analyzed in accordance with the methods described in the latest published edition of the Annual Book of ASTM Standards. Samples must have been collected utilizing mechanical systems meeting ASTM D 2234 Type 1, Condition B, Collection of a Gross Sample of Coal, which have been shown to be free of statistically significant bias within the past year. The bias testing procedure and precision used must be approved by TVA. Systems will be subject to a critical inspection according to ASTM D4702 prior to approval.

7.2.1.2	TVA shall have the right to approve any laboratory that performs analyses hereunder, and the laboratory will be subject to inspection and/or audit prior to approval. Analysis procedures used should be as follows unless otherwise approved in writing by TVA:

Parameter	Method
Residual Moisture	ASTM D 5142
Air Dry Moisture	ASTM D 3302
Ash	ASTM D 5142
Sulfur	ASTM D 4239
Btu	ASTM D 5865
7.2.1.3	Sample analysis (total moisture, ash, sulfur, and Btu) and other data required by TVA to match data with shipment shall be provided to TVA in a format approved by TVA.

7.2.1.4	The lot size for each sample shall be by bargeload for barge coal, by trainload for rail coal, and by daily truck deliveries for truck coal.

7.2.1.5	Analysis for each sample shall have been received by TVA by electronic data interchange within seven (7) days of collection of said sample.

7.2.1.6	The sampling system shall be located in an area acceptable to TVA such that the sample collected for shipment is collected only from coal that is loaded for said shipment.
7.2.2	If TVA samples any of the tonnage received in a calendar quarter, and if Contractor’s samples for that same tonnage during the quarter do not meet all of the above criteria, TVA’s samples shall be used for said quarterly adjustment(s) for the tons represented by such samples. TVA may engage the services of a third party to collect its samples hereunder, rather than using its own employees. Contractor’s samples shall be used for the remaining tons for said quarterly adjustment(s), provided such samples meet all of the above criteria. In the event there are some tons not sampled by TVA and not sampled by Contractor in accordance with the above criteria, the quality adjustment for those tons will be based on a prorated calculation of the analyses of the TVA-sampled tons and Contractor-sampled tons.

7.2.3	In the event Contractor’s mechanical sampling system is not operating due to mechanical, electrical, or operational failure, Contractor shall immediately notify TVA and accept TVA’s (or TVA’s agent’s) samples at the Destination or Receiving Plant.

7.2.4	Contractor agrees to ensure that all sampling equipment is properly maintained and adjusted so that each sample taken is proportionate and representative of the coal delivered. TVA or its designated representative may observe any sampling or sample preparation performed by Contractor. Contractor shall furnish the results of bias tests on the sampling system, and the results must be acceptable to TVA. The sample system shall be bias tested (batch interval of all system components), and shown to be free of statistically significant bias, at least every twelve (12) months.

7.2.5	Contractor shall prepare the samples obtained as directed by TVA and shall divide such samples into at least three parts and place in suitable airtight containers. Contractor will analyze the first part and electronically transmit the results to the Contract Administrator and all other parties designated by the Contract Administrator (TVA location or otherwise) within 24 hours (including weekends and holidays) or prior to unloading at Destination, whichever is earliest. Except as provided below, Contractor’s analysis results obtained on this first part will be utilized by TVA to determine whether or not the coal covered by the sample will be unloaded at the Destination. TVA reserves the right not to unload coal until after the appropriate analysis is received. Contractor shall be responsible for any demurrage charges incurred by TVA as a result of Contractor’s failure to transmit the analyses when and as required. TVA may reject coal based on these analyses. Within twenty-four (24) hours of coal loading, Contractor shall have the second part identified by such sample number analyzed by either Contractor’s approved laboratory or an approved third-party laboratory. The analysis results obtained from the second part shall supersede the first part sample results and will be utilized for all contract purposes, including determining the price adjustment required to compensate for the difference between the quality of the coal actually shipped and the contract Typical Analysis. The third part (“referee sample”) will be retained by Contractor, for a minimum of sixty (60) days, to be analyzed by an independent laboratory (to be agreed upon by TVA and Contractor) in the event of a disagreement between the parties regarding the results obtained on either of the other two parts. The results of the referee analysis will be conclusive for both parties in regard to the analysis of the sample in question. The cost of any such referee analysis shall be borne by the party that requested it.
7.2	Contractor Sampling/TVA Analysis

(Applicable if checked above or elected by TVA pursuant to this Section 7)
7.3.1	Contractor or third party collected samples shall be used for the quality adjustment(s) for each quarter under Section 8, Adjustments for Quality, provided all samples for such quarter meet all criteria below:
7.3.1.1	Ninety-five percent (95%) of shipments shall have been sampled and analyzed in accordance with the methods described in the latest published edition of the Annual Book of ASTM Standards,. Samples must have been collected utilizing mechanical systems meeting ASTM D 2234 Type I, Condition B, Collection of a Gross Sample of Coal, which have been shown to be free of statistically significant bias within the past year. The bias testing procedure and precision used must be approved by TVA. Systems will be subject to a critical inspection according to ASTM D4702 prior to approval. Analysis procedures used should be as follows unless otherwise approved in writing by TVA:

Parameter	Method
Residual Moisture	ASTM D 5142
Air Dry Moisture	ASTM D 3302
Note

Ash	ASTM D 5142
Sulfur	ASTM D 4239
Btu	ASTM D 5865
Note — or General Industry Standards.
7.3.1.2	Sample analysis (total moisture, ash, sulfur, Btu and SO2) and other data required by TVA to match data with shipment shall be provided to TVA in a format approved by TVA.

7.3.1.3	The lot size for each sample shall be by barge load for barge coal, by trainload for rail coal, and by daily truck deliveries for truck coal.

7.3.1.4	Analysis for each sample shall have been received by TVA by electronic data interchange within three (3) days of collection of said sample.

7.3.1.5	The sampling system shall be located in an area acceptable to TVA such that the sample collected for shipment is collected only from coal that is loaded for said shipment.
7.3.2	If TVA samples any of the tonnage received in a calendar quarter, and if Contractor’s samples for that same tonnage during the quarter do not meet all of the above criteria, TVA’s samples shall be used for said quarterly adjustment(s) for the tons represented by such samples. TVA may engage the services of a third party to collect its samples hereunder, rather than using its own employees. Contractor’s samples shall be used for the remaining tons for said quarterly adjustment(s), provided such samples meet all of the above criteria. In the event there are some tons not sampled by TVA and not sampled by Contractor in accordance with the above criteria, the quality adjustment for those tons will be based on a prorated calculation of the analyses of the TVA-sampled tons and Contractor-sampled tons.

7.3.3	In the event Contractor’s mechanical sampling system is not operating due to mechanical, electrical, or operational failure, Contractor shall immediately notify TVA and accept TVA’s (or TVA’s agent’s) samples at the Destination or Receiving Plant.

7.3.4	Contractor agrees to ensure that all sampling equipment is properly maintained and adjusted so that each sample taken is proportionate and representative of the coal delivered. TVA or its designated representative may observe any sampling or sample preparation performed by Contractor. Contractor shall furnish the results of bias tests on the sampling system, and the results must be acceptable to TVA. The sample system shall be bias tested (batch interval of all system components), and shown to be free of statistically significant bias, at least every twelve (12) months.

7.3.5	Contractor shall prepare the samples obtained as directed by TVA and shall divide such samples into at least three parts and place in suitable airtight containers. Contractor will analyze the first part and electronically transmit the results to the Contract Administrator and all other parties designated by the Contract Administrator (TVA location or otherwise) within 24 hours (including weekends and holidays) or prior to unloading at Destination, whichever is earliest. Except as provided below, Contractor’s analysis results obtained on this first part will be utilized by TVA to determine whether or not the coal covered by the sample will be unloaded at the Destination. TVA reserves the right not to unload coal until after the appropriate analysis is received. Contractor shall be responsible for any demurrage charges incurred by TVA as a result of Contractor’s failure to transmit the analyses when and as required. TVA may reject coal based on these analyses. Within twenty-four (24) hours of coal loading, Contractor shall send the second part identified by such sample number directly to TVA’s Central laboratory by expedited delivery for analysis. The analysis results obtained from the second part shall supersede the first part sample results and will be utilized for all contract purposes, including determining the price adjustment required to compensate for the difference between the quality of the coal actually shipped and the contract Typical Analysis. The third part (“referee sample”) will be retained by Contractor, for a minimum of sixty (60) days, to be analyzed by an independent laboratory (to be agreed upon by TVA and Contractor) in the event of a disagreement between the parties regarding the results obtained on either of the other two parts. The results of the referee analysis will be conclusive for both parties in regard to the analysis of the sample in question. The cost of any such referee analysis shall be borne by the party that requested it.

8.0	ADJUSTMENT FOR QUALITY

8.1	As used in this Section 8, a “Quarterly Average Value” shall mean the weighted average value of the appropriate quality component determined from all samples of coal collected and analyzed in accordance with Section 7 during a calendar quarter, based on the tonnage represented by the samples collected and corresponding analysis.

8.2	BTU Adjustment - For the coal accepted in each calendar quarter, an adjustment, calculated to the nearest cent per ton and using the then current Base Price, shall be applied to the contract price to account for variations in the Quarterly Average Value for as-received Btu/lb. compared to the Typical Analysis for as-received Btu. This adjustment shall in no way be affected by contract price adjustments under Section 10.2 “Law Changes”. (See Exhibit I for example of calculations.)

8.3	Ash Adjustment - For the coal accepted in each calendar quarter, an adjustment, calculated to the nearest tenth of a cent per ton at a rate of either (1) $0.15 per ton (decrease) for each percentage point the Quarterly Average Value of ash (on an as received basis) exceeds the Typical Analysis for ash, or (2) $0.15 per ton (increase) for each percentage point the Quarterly Average Value for ash (on an as-received basis) is less than the Typical Analysis for ash, shall be applied to the contract price. The calculation shall be prorated to cover any fractional percentage. (See Exhibit I for example of calculations.)

8.4	Moisture Adjustment - For the coal accepted in each calendar quarter, an adjustment, calculated to the nearest tenth of a cent per ton at a rate of either (1) $0.06 per ton (decrease) for each percentage point the Quarterly Average Value of moisture exceeds the Typical Analysis for Moisture, or (2) $0.06 per ton (increase) for each percentage point the Quarterly Average Value for Moisture is less than the Typical Analysis for Moisture, shall be applied to the contract price. The calculation shall be prorated to cover any fractional percentage. (See Exhibit I for example of calculations.)

8.5	Sulfur Dioxide Adjustment - For coal accepted in each calendar quarter, an adjustment, calculated to the nearest tenth of a cent per ton at a rate of either (1) $0.25 per ton (decrease) for each tenth (1/10) of a pound per million BTUs the Quarterly Average Value of sulfur dioxide exceeds the Typical Analysis for sulfur dioxide, or (2) $0.25 per ton (increase) for each tenth (1/10) of a pound per million BTUs the Quarterly Average Value for sulfur dioxide is less than the Typical Analysis of sulfur dioxide, shall be applied to the contract price. The calculation shall be prorated to cover any fractional amount tenth (1/10) of a pound. This adjustment shall in no way be affected by contract price adjustments under Section 10. Contract Price Adjustments hereof. (See Exhibit I for example of calculation).

8.6	As soon as practicable after the end of each calendar quarter, TVA shall submit to Contractor a report showing the Quarterly Average Values and any per-ton adjustments determined under this Section 8 of the contract. The number of tons of coal received by TVA during the calendar quarter shall be multiplied by said adjustments, and any resulting amount shall be paid promptly (or credited to the extent of any offsetting debit) to the party to whom it is due. The assessment of adjustments in accordance with the foregoing does not in any way impair TVA’s rights under the contract or at law with respect to any failure by Contractor to meet the Typical Analysis that gives rise to such adjustments.

9.0	QUALITY AND SPECIFICATIONS

9.1	All coal delivered under this contract shall conform to the following Typical Analysis on a quarterly average as determined by sampling and analyses performed in accordance with Section 7, Sampling and Analysis:

	TYPICAL ANALYSIS[1]		REJECTION/SUSPENSION
			SPECIFICATIONS[3]
Lbs. of SO2 per million Btu[2]	5.0	lbs.	Not more than	5.0 (P)	lbs.
				5.2 (C)
				6.0 (WC)
Total Moisture	11.0	%	Not more than	12.0	%
Sulfur (a/r max)	2.90	%	Not more than	3.0	%
Ash (as received)	9.0	%	Not more than	11.0	%
Btu/lb. (a/r)	11,400		Not less than	11,000
Ash fusion temperature
Reducing atmosphere
Initial	1980	°F	Not less than
Softening	2075	°F	Not less than		°F
Hemispherical	2135	°F	Not less than		°F
Fluid		°F	Not less than		°F
Volatile Matter (dry basis)		%	Not less than		%
Grindability (Hardgrove Index)	54		Not less than
Chlorine (dry basis)	.02	%	Not more than		%
NOTES:

1	The Typical Analysis shall be used for the quality adjustments under Section 8.

2	Sulfur Dioxide calculated at 97.5%

3	Failure to comply with any of these specifications shall be a basis for rejections and suspensions or termination pursuant to Subsections 9.3. and 9.4.

4	Paradise (P), Cumberland (C), Widows Creek (WC)
9.2	The coal as-received shall have a top size not greater than two (2) inches and not less than one and one-fourth (1-1/4) inches, with at least forty -five percent (45%) of the product larger than one-fourth (1/4) inch, and with at least eighty-five percent (85%) of the product larger than 28 mesh . Such sizes shall be determined by using screens with square openings. Coal shall not exhibit a temperature in excess of 120° F, and it shall be substantially free from mining impurities and scrap such as drill bits, pieces of scrap metal or plate, plastic, rubber, rope, cloth, wire, cable, bone, slate, earth, rock, pyrite, wood, or water, that can be kept out or removed with the exercise of reasonable care during mining, preparation and loading. Belt magnets should be employed by Contractor for metal removal when conveyor belt load outs are employed. Coal shall be loaded in a manner that will ensure reasonably uniform consistency as to size and quality and shall not contain slurry pond material (washer tailings), gob pile material (mine refuse), petroleum-coke, oxidized coal, or blends of such materials, or create excessive amounts of dust during the unloading and transferring to storage.

9.3	If any coal delivered fails to meet any of the Rejection/Suspension Specifications in Subsection 9.1. on the basis of laboratory analysis or the requirements of Subsection 9.2. on the basis of visual inspection or laboratory analysis, TVA may reject the coal at the source, loading point, Destination, or Receiving Plant. TVA’s acceptance of any amount of coal which does not meet these requirements shall not constitute a waiver of any right which TVA may have under this contract or as provided by law on account of the delivery of such coal. In the event TVA rejects any coal in accordance with this section, TVA will immediately notify Contractor of the rejection and of the cause of rejection. In the case of coal rejected after loading, unless the cause for rejection is corrected, Contractor shall promptly remove the coal from the carrier’s equipment, from the transloading or blending facility, or from TVA premises, as the case may be, at Contractor’s expense. In addition to excess costs as provided in Section 11, Remedies, Contractor shall reimburse TVA for any additional transportation costs, demurrage, equipment repair or replacement costs, or handling expenses incurred by TVA in connection with any such rejection. TVA shall not be under any obligation or liability to assist Contractor in any corrective actions required to remedy the cause for rejection.

9.4	If any coal delivered fails to meet any of the Rejection/Suspension Specifications stated in Subsection 9.1. or the requirements of Subsection 9.2., TVA shall have the right to refuse to accept further deliveries from any or all mine sources under the contract until Contractor provides assurance satisfactory to TVA that Contractor will comply with the Rejection/Suspension Specifications and the Subsection 9.2. requirements. Such assurance must be given in writing within seven (7) days after the beginning of such suspension. If Contractor fails to provide such satisfactory assurance within the time specified or provides such assurance but does not correct the deficiencies that resulted in the Contractor’s failure to comply with any of the Rejection/Suspension Specifications or the requirements of Subsection 9.2. within seven (7) days after giving such assurance, TVA may then terminate Contractor’s right to make further deliveries under this contract. However, if TVA has suspended Contractor’s right to make further deliveries under the above provision two (2) times during any twelve-month period, TVA shall have the immediate right, at its option, upon the third such violation occurring within any twelve (12) month period following the second such violation, to terminate Contractor’s right to make further deliveries under this contract. Contractor shall be responsible for all costs or damages incurred by TVA resulting from Contractor’s failure to comply with the contract requirements. Damages or excess reprocurement costs may be determined in accordance with Section 11, Remedies.

9.5	If the normal operations in conformance with the design capabilities of a Receiving Plant cannot be accomplished with the coal delivered hereunder, although the coal complies with the quality and size requirements of this Section 9, TVA may (i) if such Receiving Plant is the only fossil plant receiving coal hereunder, then terminate Contractor’s right to make further deliveries, and this contract shall be cancelled without further obligation or liability to either party; or (ii) if there is more than one Receiving Plant receiving coal hereunder, then reduce the schedule of deliveries under the contract by the amount that otherwise would have been received at the affected Receiving Plant. In the event of such a termination or reduction in deliveries, the Contractor may be given a reasonable opportunity to remedy the cause for termination or reduction, which may include the offer of replacement coal. However, TVA is not obligated to accept offers of replacement coal.

Notwithstanding the above, this subsection 9.5 shall not be invoked or applied by TVA unless and until TVA has demonstrated that every effort has been made by its receiving plants to burn Seller’s coal and such efforts have proven unsuccessful.

10.0	CONTRACT PRICE ADJUSTMENTS AND COST REIMBURSEMENTS

10.1	Contract Price Adjustments.

Effective the first day of the second Contract Year and the first day of each Contract Year thereafter, the Base Price (or then current Base Price, as adjusted annually pursuant to this Section 10.1 only) shall be increased by 2.75%.

10.2	Contract Cost Reimbursements,

10.2.1	Law Change Assessment Costs. In the event of the issuance, enactment, promulgation or amendment, after the RFP Closing Date for the requisition under which this contract was awarded, of a federal or state statute, regulation, ordinance, rule or other mandate, or of a final judgment, order, or decree of a judicial or regulatory body or agency:

(i) relating specifically to coal mine safety, rescue, or emergency response (for example, and by way of illustration only, the Mine Improvement and New Emergency Response Act of 2006), or
(ii) which assesses on a per-ton basis a tax, fee or other charge on coal (for example, and by way of illustration only, the Federal Black Lung Excise Tax and severance tax on coal delivered hereunder), but excluding all sales taxes, income taxes, franchise or privilege taxes, employment taxes, ad valorem taxes (on real and personal property), other similar taxes, and royalties (“Law Change”), Contractor shall be entitled to a reimbursement of the actual additional costs incurred as a result of such Law Change. Contractor shall notify TVA of such Law Change and supply from its records information satisfactory to TVA showing the direct effect, if any, of the Law Change upon the cost per ton of furnishing coal under this contract for which it seeks reimbursement.
If Contractor seeks reimbursement under Subsection 10.2.1 (ii), the reimbursement shall, subject to Subsection 10.2.2, be equal to the additional per-ton assessment referenced therein which results from a Law Change. If Contractor seeks reimbursement under subsection 10.2.1 (i), the per ton reimbursement shall, subject to Subsection 10.2.2, be equal to the total cost calculated on a per ton basis attributable to such a Law Change, provided however, the cost attributed to such Law Change shall be uniformly allocated over all coal tonnage produced by Contractor from the source affected by such Law Change in the Contract Year such Law Change took affect (a “Law Change Cost Reimbursement”).

If a Law Change increases Contractor’s cost of providing coal to TVA, a Law Change Cost Reimbursement shall be paid by TVA to the extent, and only to the extent, of the increased cost that is attributable to such Law Change effective on the later of (a) the date TVA receives Contractor’s notice of the Law Change or (b) the date Contractor’s cost of providing coal is increased by the Law Change. If a Law Change decreases Contractor’s cost of providing coal to TVA, a Law Change Cost Reimbursement shall be paid to TVA to the extent, and only to the extent, of the decreased cost that is attributable to such Law Change effective on the date such Law Change could be utilized to reduce Contractor’s costs whether or not Contractor actually reduces such costs on such date.

This Subsection 10.2.1 does not apply to any (i) promulgation, issuance, implementation, revision or amendment of rules and regulations except to the extent, and only to the extent, such promulgation, issuance, implementation, revision, or amendment results from a Law Change, or (ii) implementation of statutes or rules or regulations that are enacted, issued or promulgated on or before the RFP Closing Date, except for Law Changes as described above. Any reimbursement under this Subsection 10.2.1 shall not include any portion of Contractor’s general and administrative expenses, or other corporate and overhead expense, and shall be subject to Subsection 10.2.2.

10.2.2	If: (i) an individual or combination of Law Change Cost Reimbursement(s) requested by Contractor from the RFP Closing Date through the end of the first Contract Year exceeds one dollar and seventy cents ($1.70) on a per ton basis; or (ii) an individual or combination of Law Change Cost Reimbursement(s) requested by Contractor in any single Contract Year thereafter exceeds one dollar and twenty cents ($1.20) on a per ton basis, then TVA may, at its sole discretion and without further obligation or liability to either party hereunder or at law, terminate the contract upon sixty (60) days written notice given after such a reimbursement is requested by Contractor. However, in lieu of termination, Contractor may elect to absorb the cost in excess of the aforementioned limits, in which case the contract shall remain in full force and effect. Contractor’s election must be set forth in writing within thirty (30) days of TVA’s notice of termination. Such election by Contractor shall be irrevocable and binding for the reimbursement sought to the extent it exceeds the aforementioned limits and shall be effective as of the effective date of the Law Change. TVA may invoke the provisions of this Subsection 10.2.2 each and every time the cost of a Law Change exceeds the per-ton cost limits set forth above.

10.2.3	Contractor shall submit to TVA quarterly invoices for all reimbursements sought under Subsection 10.2.1 (ii), and all payments, including tentative payments subject to review, for reimbursement(s) sought under Subsection 10.2.1(ii) shall be made by TVA to Contractor within thirty (30) days of receipt of an invoice from Contractor for the same. Contractor shall submit to TVA invoices for all reimbursements sought under Subsection 10.2.1(i) at the time such reimbursements are requested, and all payments, including tentative payments subject to review, for reimbursement(s) sought under Subsection 10.2.1(i) shall be made by TVA to Contractor within twelve (12) months of receipt of an invoice from Contractor for the same.

10.3	The increase, decrease or reimbursement under each subsection of this Section 10 shall be calculated separately to the nearest one-tenth (1/10) cent per ton. Any changes (including a recalculation of a previously granted tentative price adjustment or reimbursement) considered applicable by Contractor shall be reported to TVA by Contractor with appropriate data necessary to verify the change. Contractor must furnish such supporting evidence as may be requested by TVA. A request for a price adjustment or reimbursement considered applicable by Contractor must be submitted to TVA with appropriate documentation within one hundred eighty (180) days of the date Contractor incurs a resulting cost change. Failure to do so shall constitute a waiver of Contractor’s right to any upward adjustment or reimbursement. Any overpayment made under these provisions may be deducted from any amounts otherwise due Contractor.

10.4	Contractor agrees that, in the event TVA reimburses Contractor under this Section 10 for a cost incurred by Contractor and it is later determined that Contractor is entitled to recover such cost from a third party, at TVA’s request Contractor shall use its best efforts to recover such cost and upon such recovery shall reimburse TVA for amounts previously paid by TVA based on said cost. Reasonable costs incurred by Contractor in pursuing such recovery at TVA’s request shall be reimbursed by TVA; provided that where Contractor and/or other purchasers from Contractor also receive a benefit from pursuing such recovery, the cost thereof shall be equitably prorated.

11.0	REMEDIES

11.1	This Subsection 11.1 does not apply to a situation where another contract provision provides a different procedure, such as Subsection 9.4. If TVA in good faith believes that Contractor has failed to comply with any term or condition of this contract, the Contract Administrator shall give Contractor oral notice, to be followed by written confirmation, of any such violation.
11.1.1	If Contractor fails to correct a curable contract violation within seven (7) days of first notice, TVA shall have the right to suspend Contractor’s right to make further deliveries until Contractor provides adequate assurance to TVA that Contractor will comply with all provisions of this contract, such assurance to be given in writing within seven (7) days after such suspension. If Contractor fails to provide such adequate assurance within the time specified or timely provides such satisfactory assurance but Contractor does not correct the curable contract violation(s) within seven (7) days after giving such assurance, TVA shall have the right, but not the obligation, to terminate Contractor’s right to make further deliveries under this contract.

11.1.2	In the case of a contract violation by Contractor or Contractor’s Subcontractor that (i) is not curable (including, but not limited to, violations of Section 5, Source, of this contract or Section 27 Officials Not to Benefit), or (ii) is a violation of any Federal or state law or regulation or county or municipal enactment, ordinance or code, including but not limited to laws and regulations described in Subsection 14.6, upon providing notice as described above, TVA shall have the immediate right, but not the obligation, to terminate, or suspend for up to thirty (30) days, Contractor’s right to make further deliveries under this contract. If TVA suspends Contractor’s right to make further deliveries, then, upon expiration of such suspension, TVA shall either direct Contractor to continue performance of this contract or terminate Contractor’s right to make further deliveries.
11.2	Contractor shall be responsible for all costs or damages incurred by TVA resulting from Contractor’s failure to comply with the contract requirements. TVA may, at its option, purchase in the open market or by contract or otherwise procure coal to replace all or any part of (i) that which was rejected by TVA or which the Contractor has failed to deliver, or (ii) that as to which its right to deliver was terminated or suspended. Except as provided in Section 4, Variations, Delays, and Interruptions in Deliveries, Contractor shall be liable to TVA for the excess cost occasioned by such purchase(s) and any other loss or damage caused by Contractor’s breach of the contract, including, but without limitation to, liability incurred by TVA with respect to the transportation or other handling of the coal. In the alternative, TVA may, at its election, determine the loss or damage sustained as a result of Contractor’s breach of contract by any other commercially reasonable methods or as provided by law. In addition to all other means of recovery, TVA may deduct any such excess costs and damages from any amount otherwise due Contractor under this contract or otherwise.

11.3	TVA may, at its election, determine its excess costs resulting from any deficiency, rejection, suspension, or termination in the following manner: (1) such part of the highest-delivered-cost coal (of comparable quality under one or more contracts) which TVA purchases at the next awarding of term or spot contracts for delivery to any fossil plant in the TVA system as would be required to replace coal which was scheduled for delivery under this contract after the date the Contractor’s right to make deliveries under this contract was terminated shall be deemed to have been purchased as Replacement Coal for Contractor’s account; and (2) for unexcused deficiencies occurring before termination or contract expiration, such part of the highest-delivered-cost coal (of comparable quality under one or more contracts) which TVA receives under term or spot contracts in the week following each such deficiency, for delivery to any plant in the TVA system, as equals the quantity of Contractor’s deficiency shall be deemed to have been purchased as Replacement Coal for Contractor’s account. Contractor shall be liable to TVA for the difference between the delivered cost of such Replacement Coal and the delivered cost of coal under this contract (not including quality adjustments under this contract). The delivered cost shall include transportation and handling costs, as well as coal price, and shall take into account any differences between the quality of Replacement Coal and the quality specifications of this contract.

11.4	If TVA suspends or terminates Contractor’s right to make further deliveries hereunder or under any other provision of this contract and such suspension or termination is finally determined in accordance with Section 18, Disputes, to have been improper, then Contractor’s sole remedy for such improper termination or suspension shall be to require TVA to reschedule all coal Contractor was prevented from delivering due to such termination or suspension, such coal to be rescheduled for delivery on dates acceptable to both parties, but in any event not later than contract expiration. The price to be paid for such rescheduled coal shall be the price in effect under the provisions of this contract at the time of delivery.

11.5	In addition to the specific remedies provided for herein, in the event of a breach, TVA shall have all rights and remedies provided by law or equity.

12.0	NOTICES

Unless otherwise provided for in the contract, any contractual notice required to be given to either party shall be given by registered, certified, or first-class mail, electronic facsimile, or e-mail, to the intended party at the following address or at such changed address as may from time to time be designated in a notice similarly delivered or mailed. Except as expressly provided herein, any notice shall be deemed to have been given when sent. Communications by electronic facsimile or e-mail shall be confirmed by depositing, within twenty-four (24) hours after sending the electronic facsimile or e-mail, a copy of the same in the post office for transmission by registered, certified, or first-class mail in an envelope properly addressed as follows: In the case of Contractor to:
Martin Wilson, President
Armstrong Coal Company, Inc.
7701 Forsyth Boulevard — 10th Floor
St. Louis, MO 63105
314-721-8211 (FAX)
martinw@a-wllc.com
With copy to:
Tate Rich, President
Delta Coats, LLC
95 White Bridge Road, #404
Nashville, TN 37205
(615) 352-5668 (FAX)
trichdelta@comcast.net
Mason L. Miller
Miller + Wells, PLLC
300 Lexington, KY 40507
(859) 281-0079 (FAX)
mmiller@millerwells.com
In the case of TVA to:
Ben Jones
1101 Market St., MR 2A
Chattanooga, TN 37402
423-751-8202
bajones@tva.gov
Either party may, by written notice to the other, change the representative or the address to which such notices and communications are to be sent.

13.0	SHIPPING NOTICES

13.1	For all coal shipped under this contract, Contractor shall forward to the Contract Administrator and all other parties (TVA location or otherwise) as designated by the Contract Administrator a shipping notification as to coal shipped. This shipping notice must include the Purchase Order number, line item number, release number, traffic control numbers, railcar/barge/truck numbers, origin, name of mine, size of coal, shipping date, and such other relevant information as TVA may from time to time require. TVA shall have the right to require Contractor to transmit all of the above-referenced information via electronic data transfer direct to TVA’s computer system. Contractor is responsible for ensuring that its computer system is compatible with TVA’s computer system.

13.2	Contractor must take whatever steps are necessary to ensure that shipping notices are received by the Contract Administrator and all other parties as designated by the Contract Administrator prior to arrival of the coal at the Destination or within 24 hours of loading, including weekends and holidays, whichever is earliest. The Destination may not unload coal until a correct shipping notice is received, and Contractor will be responsible to carrier or TVA for any demurrage charges resulting from delays due to late or improper notification.

13.3	In addition, on Monday of each week, Contractor must email a cumulative shipping notice to the Contract Administrator. This shipping notice will include such items as Contract number, traffic control number, shipping date, conveyance ID, tonnage, quality and explanation for all variances from schedule. The format for this report will be provided by the Contract Administrator.

14.0	TRANSPORTATION

14.1	TVA reserves the right to specify reasonable limitations on the type and size of transportation equipment, the method of transportation (including trainload lots and barge load lots where lots are necessary to provide the lowest transportation rate possible), and the exact routing to be used, whether or not transportation to the Destination is the responsibility of TVA. TVA may reject any shipment made in disregard of such specifications. If the contract provides for a price or prices that include transportation in whole or in part to the Destination (f.o.b. destination contract), title to the coal and risk of loss and damage shall remain with Contractor until delivery in acceptable condition by the carrier at Destination.

14.2	For all coal to be delivered hereunder, it shall be Contractor’s responsibility to load the coal and furnish loading devices which shall be suitable and fit for the purpose contemplated in this contract. Contractor shall be governed by carrier’s instructions regarding the height and distribution of the load, weight of cargo, and other instructions which carrier deems necessary for safe transportation. Contractor shall allow carrier’s inspection of loaded equipment to assure compliance with carrier’s loading instructions.

14.3	For all coal shipped, it shall be Contractor’s responsibility to visually inspect the transportation equipment prior to each loading and ascertain that the equipment is empty and suitable for loading. Any equipment found mechanically unsound for loading or contaminated with material shall not be loaded. Contractor shall not load any railcars with open doors. When loading barges, Contractor shall leave the four corners of the barges open to allow easier removal of coal and accumulated water. Contractor shall be responsible for all costs incurred by TVA, including the cost of any coal lost in transit, resulting from Contractor’s failure to comply with these requirements.

14.4	For all coal purchased for delivery by rail, whether f.o.b. origin or f.o.b. Destination, Contractor shall be responsible for loading each car to the appropriate capacity as required by the rail carrier. In addition, each trainload shipment tendered under this contract shall be loaded to the minimum trainload weight as required by the rail carrier. Contractor’s account will be charged with any charges assessed to TVA because of Contractor’s failure to observe any minimum weight loading requirements. The gross weight of each car shall not exceed the maximum allowed by the carrier. If cars are found to be loaded in excess of such maximum, it shall be Contractor’s responsibility to correct the load at Contractor’s expense, including but not limited to, Contractor’s payment to the carrier of switching charges, as well as any demurrage charges which may accrue while the car or cars await correction in load.

14.5	Contractor shall be responsible for any demurrage that accrues at any loading point as a result of Contractor or its subcontractors not being prepared to load the coal as scheduled. The carrier shall invoice Contractor and Contractor shall pay said carrier for all origin demurrage charges which accrue at the loading point(s). Contractor agrees to comply with the terms and conditions of TVA’s rail or barge transportation agreement(s) with respect to loading.

14.6	The explicit obligation of this contract is that it will be performed in accordance with all applicable Federal, state, county and municipal laws, regulations codes and ordinances, including, but not limited to, those applicable to transportation of coal. Transportation of coal by Contractor or by any third party transporting coal on Contractor’s behalf to rail or barge loading facilities, or any other transportation by truck, shall comply with applicable highway laws and regulations governing the weight of vehicles and all other highway laws promoting public safety, health and welfare, including all laws governing the operation of vehicles on any road or highway. To ensure compliance with this provision and to promote safety and compliance with laws governing vehicle operation, TVA may, as provided in Subsection 11.1.2, terminate or suspend further deliveries under this contract on account of violation of any motor vehicle laws or actions that, in TVA’s judgment, constitute unlawful or unsafe motor vehicle operations occurring in connection with any delivery of coal by truck. If any Contractor fails to comply with laws or regulations governing the weight of vehicles, TVA shall have the same rights provided under Section 9, Quality and Specifications, for failure to meet the requirements thereof, including but not limited to the right to reject coal delivered in overweight trucks. To ensure compliance with this provision and to help protect the roads and highways from overweight trucks, TVA may require that Contractor furnish a copy of the “certified” truck weight ticket. Regardless of the actual weight of any truck coal received, the maximum gross weight that can be recorded for a single truck will be limited to the applicable maximum weight enforced by law. Any weight exceeding that maximum weight may be deducted from the total weight of coal used for payment purposes.

14.7	TVA reserves the right to ship to any plant or other location any coal purchased F.O.B. any location. For coal purchased F.O.B. any plant or other location, TVA may from time to time direct deliveries to any other plant or location, and if such deliveries cause an increase or decrease in the transportation cost borne by Contractor in performing this contract, an adjustment shall be made in the contract price to reflect the changes in such cost. In addition, for coal purchased F.O.B. railcar and/or barge, TVA may, by giving prior written notice to Contractor as soon as possible but not later than thirty (30) days in advance, change the transportation mode of delivery.

15.0	PAYMENTS, INVOICES

15.1	Payments under this contract are subject to the provisions of the Prompt Payment Act (31 U.S.C. Sections 3901-3907). Payments as are provided for in the contract or by law will be made by Electronic Fund Transfer (EFT). EFTs will be made not more than thirty (30) calendar days after the later of (1) receipt of a proper invoice(s) by TVA at:
Accounts Payable Department
P.O. Box 15500
Knoxville, Tennessee 37901-5500
Fax Number: (865) 632-6609 or (865) 632-4019
Email accountspayable@tva.gov
or (2) receipt and unloading of the coal at the Destination. In preparing invoices, Contractor shall multiply the number of tons delivered by the Base Price applicable at the F.O.B. point of delivery plus or minus any adjustments that have been made effective under contract provisions. Payments shall be made in United States funds and timely sent to Contractor via EFT transfer to the following account:
Bank Name: US Bank N.A.
ABA Number: 081000210
Bank Account Name: Arm Strong Energy, Inc.
Bank Account Number: 152306681361
15.2	For purposes of this provision only, “proper invoice” shall mean a numbered and dated invoice containing the complete name of Contractor, agent’s name (if any), Purchase Order number, Release number, Destination, total amount due, correct weights (as defined below), traffic control number, shipping date, name of mine at which the coal was produced, together with any documentation required to be submitted therewith by any other provision of the contract.

15.3	For freeze conditioning invoices, or invoices for anything other than the tons delivered at the current price, the invoices should be mailed, faxed or emailed to the Contract Administrator, using the notification information in Section 12.

16.0	WEIGHTS

16.1	Coal will be weighed or measured by TVA, Contractor, or independent laboratory technician (using scales or other appropriate method approved by TVA) at the location where samples are collected for payment purposes. Except as specifically provided below, Contractor-provided weights will be used for contract purposes where this contract provides that Contractor samples are used for payment purposes, and TVA’s weights will be used for contract purposes when this contract provides that TVA’s samples are used for payment purposes. When Contractor-provided weights are used, said weights will be reported to TVA by electronic facsimile or as designated by the Contract Administrator for each shipment of coal hereunder. TVA shall have the right to have a representative present, at TVA’s sole risk and expense, at any and all times during TVA loadings to observe determination of weights. Contractor shall notify TVA immediately upon the occurrence of inaccurate weighing or absence of actual weighing. Contractor shall confirm such notification in writing to TVA within seven (7) working days of the date of each such occurrence. Such confirmation shall identify each affected coal shipment by Purchase Order number, line item number, shipping point, traffic control number, shipping date, and car/barge/truck number(s). Contractor’s account shall be adjusted for any coal inaccurately weighed, or not weighed, such adjustment to be made at whatever time such occurrence(s) becomes known to TVA.

16.2	All scales and weighing devices used by Contractor to determine the governing weight of coal shall be certified by the appropriate regulatory authority or a railroad and shall be material tested annually by an independent third party at the Contractor’s expense and the results of such tests provided to TVA within thirty (3) days of receipt of such test results of Contractor. Such scales and weighing devices shall comply with the National Institute of Standards and Technology Handbook 44 and shall be installed, maintained, and operated according to manufacturers’ recommendations.

16.3	If Contractor-provided weights are to be used, and Contractor fails to provide proper weights, TVA weights will be the means by which the weight of coal sold, delivered, and purchased hereunder shall be determined. Contractor shall reimburse TVA for any cost or expense charged to or incurred by TVA as a result of the absence of proper weights from Contractor, and TVA may elect to have TVA’s sampling and analysis govern for quality adjustment purposes as to any coal not properly weighed by Contractor. While TVA may not undertake to weigh all coal received, it may at its option check weigh any coal received. In the event invoiced weights exceed TVA weights by more than one and one-half percent (1.5%), a full material test will be run by both parties with each party responsible for its own cost. The weights that are determined most accurate shall govern.

16.4	Scale tests shall be performed more often than annually if reasonably requested by TVA. TVA shall be responsible for the cost of additional (more than annual) requested tests unless the results thereof show that the scale failed to conform to certification standards, in which event the Contractor shall be responsible for such costs.

16.5	If Contractor’s or TVA’s weighing devices or methods are determined by said independent third party to be in error over 0.5%, an appropriate adjustment shall be made to the affected weights and related invoices and payments reflecting the full extent of the error. Such adjustments shall be made retroactively to a date midway between the date on which the weighing devices were last tested and calibrated and the date on which the inaccuracy in weighing methods or devices was first questioned and prospectively until the date on which the weighing methods and devices are corrected.

16.6	If scales at the applicable mine determine the weight for less than all of the railcars in a single trainload lot, then the average railcar weight for the last three trainload lots to TVA, for trains that contained railcars all of the same capacity as the unweighed cars, shall be determined by dividing the trainload lots’ weight by the number of railcars in the trainload lots. The average railcar weight shall be multiplied by the number of railcars in the unweighed or partially unweighed trainload lot to determine the trainload lot weight.

17.0	CONTRACT ADMINISTRATOR/CONTRACTING OFFICER

The Manager of Coal Acquisition and Supply has designated the Contract Administrator who administers this contract for TVA to act on behalf of TVA for all purposes in the administration of this contract, such designation to continue until revoked or modified by the Manager of Coal Acquisition and Supply. The Contract Administrator shall serve as TVA’s “Contracting Officer” with respect to matters arising under terms of this contract that provide for action by the Contracting Officer.

18.0	DISPUTES

The Parties agree that any lawsuit between them that asserts a claim or claims arising out of or related to this contract (whether sounding in contract, tort, or otherwise) shall be filed and litigated to conclusion only in the United States District Court for the Eastern District of Tennessee at Knoxville, and each Party hereby consents to the jurisdiction and venue of that court for all such lawsuits. The Parties further agree that in any such litigation (1) each will stipulate to have a United States Magistrate Judge conduct any and all proceedings in the litigation in accordance with 28 U.S.C. § 636(c) and Fed. R. Civ. P. 73, and (2) each will waive any right it may have to a trial by jury.

19.0	CLEAN AIR ACT AND OTHER ENVIRONMENTAL REQUIREMENTS

In the event of enactment, implementation, amendment, or enforcement of the Clean Air Act, as amended, or any other applicable federal, state, or local air pollution control or environmental law, rule, or requirement which causes the continued use of the coal purchased under this contract to be inconsistent with (i) TVA’s air pollution control strategies, as they may be modified for meeting such air pollution control or environmental requirements, or (ii) an administrative or judicial order, TVA may cancel this contract with no further obligation or liability hereunder or at law by giving Contractor ninety (90) days’ advance notice of such cancellation. In the case of inconsistency with TVA’s air pollution control strategies, the parties will attempt to renegotiate the contract during such notice period to provide for delivery of coal that will be of a quality consistent with TVA’s new air pollution control strategies. In the event the parties do not reach agreement on such a renegotiated contract within the 90-day notice period, the cancellation notice given by TVA shall remain in effect and the contract shall terminate at the end of such period. In no event will TVA be obligated to divert deliveries from any affected Receiving Plant(s) to any alternate fossil plant or other destination.

20.0	UNILATERAL TERMINATION RIGHT

Commencing no sooner than July 1, 2111, in addition to any other termination rights provided in this contract or at law, TVA expressly reserves the right, upon 60 days’ prior written notice to Contractor, to unilaterally terminate this contract; provided, however, that TVA shall pay to Contractor an amount equal to ten (10) percent of the Base Price, multiplied by the remaining number of tons scheduled for delivery from the effective termination date herein through the earliest applicable date for termination, pursuant to the reopening provisions under Section 1, Contract Term; provided further, that the remaining number of tons scheduled for delivery shall be based on the minimum Nominated Quantity that may be nominated pursuant to Section 2, Quantity. Said payment by TVA to Contractor shall constitute Contractor’s sole remedy against

TVA for any loss, cost, or damage incurred by Contractor as a result of TVA’s termination under this section. TVA shall have no further obligation or liability under the contract or at law except with respect to coal delivered prior to said termination date as otherwise provided in Section 8, Adjustment for Quality, Section 15, Payments, Invoices, and Section 16, Weights.

21.0	CREDIT EVALUATION AND PERFORMANCE ASSURANCE

21.1	Performance Assurance. Within one (1) day from the execution of this contract, Contractor shall furnish performance assurance for the protection of TVA in the form of a cash deposit in the amount of One Million Dollars ($1,000,000.00).

This deposit is for the security of TVA regarding the performance of all obligations of the Contractor under this contract and TVA may, subject to the provisions of Section 21, reasonably require the Contractor to adjust the amount of this deposit upward or downward. The deposit will earn interest at TVA’s short-term interest rate.

Contractor acknowledges and agrees that any failure to establish, maintain, or adjust said deposit shall constitute a default under this contract, subject to all applicable cure provisions.

21.2	Material or Adverse Change in Financial Condition. Contractor shall inform TVA, in writing, within ten (10) business days of any Material or Adverse Change in its financial condition. For the purposes of this contract, a Material or Adverse Change may include, but is not limited to, any of the following:
1)	A bankruptcy filing,

2)	Insolvency,

3)	A report of a quarterly or annual loss or a decline in earnings of twenty percent (20%) or more compared to the prior period,

4)	A negative restatement of prior financial statements or a failure or refusal to provide quarterly or annual financial statements to TVA as required under Subsection 21.3 below,

5)	Default under other financing agreements with third-parties in excess of Ten Million Dollars ($10,000,000.00),

6)	Appointment of a receiver, trustee or examiner, or

7)	Entry of a judgment against Contractor in an amount that is greater than five percent (5%) of the Contractor’s net worth.
If there is a Material or Adverse Change in Contractor’s financial condition, TVA may require Contractor to provide additional reasonable Performance Assurance, as outlined herein, within ten (10) business days of Contractor’s receipt of a written request from TVA for such additional Performance Assurance, in an amount determined by TVA in a commercially reasonable manner and in a form and from a financial institution or other guarantor reasonably acceptable to TVA. Such additional Performance Assurance may include, but is not limited to, increasing the amount of the deposit provided to TVA under Subsection 21.1 above, or other performance assurance as described in Subsection 21.4. If the Contractor fails to deliver such additional Performance Assurance to TVA with ten (10) business days of receipt of TVA’s written request for such additional Performance Assurance, then the Contractor may be deemed by TVA to be in default under the terms of this contract, subject to all applicable cure provisions.

21.3	Ongoing Credit Evaluation & Monitoring. TVA will monitor Contractor’s creditworthiness on an ongoing basis for changes in financial condition. Contractor shall comply with the following provisions::
1)	Financial Statements:
a)	Within one hundred and twenty (120) calendar days following the end of each fiscal year, Contractor shall deliver a copy of Contractor’s annual report containing audited consolidated financial statements for such fiscal year that include balance sheets, income statements, statements of cash flows and notes to the financial statements.

b)	Within sixty (60) calendar days following the end of each of the first three fiscal quarters of each fiscal year, Contractor shall deliver a copy of Contractor’s quarterly report containing unaudited consolidated interim financial statements for such fiscal quarter.

c)	In all cases Contractor’s financial statements shall be prepared in accordance with generally accepted accounting principles used in the United States.

d)	In the event any annual report or quarterly interim financial statements cannot be delivered on a timely basis due to a delay in preparation or certification, such delay in preparation or certification, such delay shall be excused to the extent, and only to the extent, Contractor is diligently pursuing the preparation, certification, and delivery of the statements and has informed TVA in writing as to the cause or causes of such delay and the anticipated duration of such delay
2)	Within ten (10) business days of any change in majority ownership of Contractor, Contractor shall report such change and the details thereof to TVA.

3)	Within ten (10) business days of the occurrence thereof Contractor shall disclose to TVA any material litigation with a demand in excess of Ten Million Dollars ($10,000,000.00).
TVA shall periodically review Contractor’s financial information to determine if, an increase or decrease in the current level of additional Performance Assurance is required on behalf of Contractor. If the financial condition of the Contractor has changed to a point whereby TVA determines that further or additional Performance Assurance is not required. TVA will release the security provided in Subsection 21.1; otherwise, the current Performance Assurance obligation will continue.

21.4	Types of Acceptable Performance Assurance. The types of acceptable Performance Assurance that TVA may require include but are not limited to:
1.	Cash Deposit,

2.	An irrevocable standby letter of credit (including an increase or extension of an existing letter of credit) in a form and from a financial institution reasonably acceptable to TVA, or

3.	Various combinations of the foregoing or other credit or performance assurance reasonably acceptable to TVA.
21.5	Remedies with Respect to Performance Assurance. In addition to any other remedies available under this contract or at law, TVA, upon or any time after the occurrence or deemed occurrence of a default by Contractor (and provided such default) is continuing), may exercise any and all of its rights with respect to all Performance Assurance, including but not limited to drawing on any outstanding letter of credit issued for TVA’s benefit and liquidating all Performance Assurance then held by or for the benefit of TVA free from any claim or right of any nature whatsoever of Contractor. TVA shall apply the proceeds from such Performance Assurance to reduce Contractor’s obligations under the contract, and Contractor shall remain liable for any amounts owing to TVA after the application of such proceeds.

22.0	VERIFICATION OF DATA, INSPECTION OF RECORDS AND MINE SOURCES

TVA, its employees, agents, or representatives, shall have the right, after prior notice and at a reasonable time to inspect Contractor’s or, if applicable, its producer’s records and mines and related facilities to verify the accuracy of the data supplied by Contractor to support its request for price adjustments or to establish Contractor’s actual cost change under section 10, Contract Price Adjustments, and for purposes of determining Contractor’s compliance with the provisions of this contract. Information obtained by TVA, its employees, agents, or representatives, in examining Contractor’s or its producer’s records or inspecting Contractor’s or its producer’s mines shall not be disclosed to third parties without the Contractor’s consent, unless disclosure is ordered by a court of competent jurisdiction, is made for purposes of any litigation or proceeding (judicial, administrative, or investigatory) involving this contract, or is otherwise required by law.

23.0 COAL MINING RECLAMATION AND CONSERVATION REQUIREMENTS

The following TVA reclamation and conservation requirements are applicable to all contracts for the purchase of coal:

23.1	TVA Policy On Areas From Which Coal Will Be Procured: Coal Mining — Land and Water Resource Protection. TVA accepts no coal mined from locations in or near areas officially designated by state or federal agencies, or identified by TVA, as wild or scenic river areas, wild, wilderness, natural, scenic, public recreation areas or under study pursuant to legislative authority for any such official designation, except where special circumstances exist. No coal will be accepted from locations in or near areas designated under legislative authority as potential sites for the above uses unless, after coordination with the appropriate agencies, TVA determines that the coal can be mined without substantially adversely affecting the area’s potential for such use. In such cases and also in cases involving offerings of coal from mines in or near other visually important areas such as major highways or population centers, special provisions designed to protect aesthetic values may be incorporated in the purchase contracts. No coal will be accepted from areas in which, in TVA’s judgment, mining would adversely affect a public water supply and such adverse effect cannot be avoided by proper reclamation.

23.2	Contractor agrees that all sources of coal delivered shall be in full compliance with all state and federal reclamation laws, including the Surface Mining Control and Reclamation Act of 1977 and all regulations issued thereunder. A violation of any such law or regulation shall constitute a breach of contract, entitling TVA to exercise its remedies as provided for in this contract or by law. TVA will not accept coal mined from any source, stockpile, or otherwise during any period when the source is subject to a cessation order issued by the Office of Surface Mining and Reclamation (OSM) or any state reclamation enforcement agency for violation of reclamation requirements.

23.3	TVA also reserves the right to either terminate this contract or suspend deliveries under the contract from any source whatsoever when any Authorized Source is subject to a cessation order.

23.4	Coal which is not delivered due to such cessation order or suspension shall not be considered excusable, and TVA may purchase replacement coal for the Contractor’s account. If, upon appeal by the Contractor under OSM’s or the appropriate state’s regulations, a cessation order is held to have been improperly issued, the Contractor shall not be liable for the cost of replacement coal, and any coal not delivered due to the order or suspension may, at Contractor’s option, be canceled or rescheduled upon delivery terms reasonably acceptable to TVA. This constitutes Contractor’s exclusive remedy against TVA in the event of a wrongful issuance of a cessation order by OSM or a state agency.

23.5	TVA reserves the right to require and Contractor agrees to perform over and above the requirements specified by law any special or additional reclamation work which TVA deems necessary to ensure that the mining operation complies with TVA’s overall policy for protection and enhancement of the environment. Any such special or additional reclamation work shall be subject to the approval of the U.S. Office of Surface Mining, or a related agency having jurisdiction over the matter. TVA agrees to compensate Contractor for the performance of such work in an amount to be mutually agreed upon before the commencement of work. No work performed by Contractor shall be deemed special or additional reclamation work for the purposes hereof unless it is so designated in writing by the Contract Administrator.

23.6	TVA, its agents, and assigns shall have the right to enter upon any of the land affected by Contractor’s mining operation, at any time and without the necessity of giving notice, for any purpose related to enforcing these reclamation and conservation requirements or to observe mining or reclamation completed or in progress.

23.7	TVA will not accept coal from sources mined under the 16-2/3 percent exemption allowed under P.L. 95-87, unless it can be documented that the source will be mined and reclaimed to the performance standards established under P.L. 95-87, and furthermore, that the operation has the concurrence of the coal mining and regulatory (primacy) authority established by this law in the state from which the coal is to be mined.

24.0	RELATIONSHIP OF PARTIES — PRODUCER’S STATEMENT

24.1	Regardless of whether the Contractor is the producer of the coal to be furnished or is the sales agent of one or more producer, the Contractor binds and obligates itself for the full and faithful performance of the contract in its entirety.

24.2	If the Contractor is not the producer of the coal to be delivered hereunder, Contractor represents that it has contracted directly with the producer(s) who has (have) executed the Coal Producer’s Statement(s) for the delivery of the coal to TVA.

25.0	NONASSIGNABILITY; SUBCONTRACTS; DESIGNATION AND TERMINATION OF AGENT

25.1.1	Neither this contract nor any interest herein or any payments hereunder shall be assigned without the prior written consent of TVA, which consent TVA may withhold in its sole discretion. In the event TVA shall give such consent, the same shall not be construed as a waiver of this provision with regard to any subsequent assignment.

25.1.2	Notwithstanding the foregoing, any party may, without the need for consent from the other party (and without relieving itself from liability hereunder), transfer, sell, pledge, encumber or assign this contract or the accounts, revenues or proceeds hereof or thereof in connection with any bank financing or security arrangements, provided, however, that no such assignment shall in any way relieve the assignor from liability for full performance under this contract. Any such assignee shall assume and agree to be bound by the terms and conditions of this contract. Any consent to an assignment under this provision shall not be construed as a waiver of this provision with regard to any subsequent assignment.

25.2	No designation of any agent by the Contractor to submit invoices, receive payments, or take any other action in connection with the performance or administration of this contract shall be effective or recognized by TVA until the Contractor has given written notice of such designation and TVA has given Contractor specific written notice of its approval thereof.

25.3	If Contractor notifies TVA in writing of the termination of any agent that Contractor may have previously designated to administer this contract on its behalf, TVA may thereafter rely on such notice of termination in all dealings with Contractor or a successor agent.

26.0	WAIVERS

No waiver of any breach of this contract shall be held to be a waiver of any other breach. Unless a remedy is expressly designated as exclusive, all remedies afforded under the contract shall be in addition to every other remedy provided herein or by law.

27.0	OFFICIALS NOT TO BENEFIT

No member of or delegate to Congress or Resident Commissioner, or any officers, employee, special Government employee, or agent of TVA shall be admitted to any share or part of this contract or to any benefit that may arise therefrom unless it be made with a corporation for its general benefit; nor shall the Contractor offer or give, directly or indirectly, to any officer, employee, special Government employee, or agent of TVA any gift, gratuity, favor, entertainment, loan, or any other thing of monetary value, except as provided in 5 C.F.R. part 2635. Breach of this provision shall constitute a material breach of this contract and TVA shall have the right to exercise all remedies provided in this contract or at law.

28.0	SMALL BUSINESS POLICY

The requirements of 15 U.S.C § 637(d) are incorporated by reference.

29.0	LIQUIDATED DAMAGES FOR SUBCONTRACTING PLANS

29.1	Failure to make a good-faith effort to comply with the subcontracting plan, as used in this clause, means a willful or intentional failure to perform in accordance with the requirements of the subcontracting plan approved under 15 U.S.C. 637(d) or willful or intentional action to frustrate the plan.

29.2	Performance shall be measured by applying the percentage goals to the total actual subcontracting dollars or, if a commercial plan is involved, to the pro rata share of actual subcontracting dollars attributable to Government contracts covered by the commercial plan. If, at contract completion, or in the case of a commercial plan, at the close of the fiscal year for which the plan is applicable, the Contractor has failed to meet its subcontracting goals and the Contracting Officer decides in accordance with Subsection 29.3 that the Contractor failed to make a good-faith effort to comply with its subcontracting plan, the Contractor shall pay TVA liquidated damages in an amount equal to the actual dollar amount by which the Contractor failed to achieve each subcontract goal.

29.3	Before the Contracting Officer makes a final decision that the Contractor has failed to make such good-faith effort, the Contracting Officer shall give the Contractor written notice specifying the failure and permitting the Contractor to demonstrate what good-faith efforts have been made. Failure to respond to the notice may be taken as an admission that no valid explanation exists. If, after consideration of all the pertinent data, the Contracting Officer finds that the Contractor failed to make a good-faith effort to comply with the subcontracting plan, the Contracting Officer shall issue a final decision to that effect and require that the Contractor pay the government liquidated damages as provided in paragraph b. of this section.

29.4	With respect to commercial plans, i.e., company-wide or division-wide subcontracting plans, the Contracting Officer of the agency that originally approved the plan will exercise the functions of the Contracting Officer under this clause on behalf of all agencies that awarded contracts covered by that commercial plan.

29.5	The Contractor shall have the right of appeal, under the section in this contract titled DISPUTES, from any final decision of the Contracting Officer.

29.6	Liquidated damages shall be in addition to any other remedies that TVA may have.

30.0	AFFIRMATIVE ACTION AND EQUAL OPPORTUNITY

To the extent applicable, this contract incorporates by reference the “Equal Opportunity” for Special Disabled Veterans and Veterans of the Vietnam Era clause, 41 C.F.R. § 60-250.5; the “Equal Opportunity for Workers with Disabilities” clause, 41 C.F.R. § 60-741.5; and the “Equal Opportunity” clause, 41 C.F.R. § 60-1.4.

31.0	SAFETY AND HEALTH

All sources supplying coal purchased under this contract shall be in full compliance with the Federal Mine Safety and Health Act of 1977 and regulations issued thereunder. Failure to comply shall constitute a breach of contract, permitting TVA to exercise its remedies under this contract or as provided by law.

32.0	ENVIRONMENTALLY ACCEPTABLE FACILITIES; CLEAN AIR AND WATER Contractor hereby stipulates and agrees as follows:
(1) Contractor certifies that performance of this contract will not involve the use of any facility or facilities which have given rise to a conviction under Section 113(c) of the Clean Air Act (42 U.S.C. 7413(c)) or Section 309(c) of the Federal Water Pollution Control Act (33 U.S. C. 1319(c).
(2) Contractor will comply with all the requirements of Section 114 of the Clean Air Act and Section 308 of the Federal Water Pollution Control Act relating to inspection, monitoring, entry, reports, and information, as well as all other requirements specified in Section 114 and Section 308 of the Clean Air Act and the Federal Water Pollution Control Act, respectively, and all regulations and guidelines issued thereunder in its performance of this contract.
(3) Contractor will notify TVA of any conviction under Section 113(c) of the Clean Air Act or Section 309(c) of the Federal Water Pollution Control Act involving a facility to be utilized for this contract.
33.0	CERTIFICATION FOR CONTRACTS, GRANTS, LOANS AND COOPERATIVE AGREEMENTS Contractor’s representative, by signing this contract, certifies, to the best of his or her knowledge and belief, that:
(1) No Federal appropriated funds have been paid or will be paid by or on behalf of Contractor to any person for influencing or attempting to influence an officer or employee of any agency, a member of Congress, an officer or employee of Congress, or an employee of a member of Congress in connection with the awarding of this contract or the extension, continuation, renewal, amendment, or modification of this contract.
(2) If any funds other than Federal appropriated funds have been paid or will be paid to any person for influencing or attempting to influence an officer or employee of any agency, a member of congress, an officer or employee of Congress, or an employee of a member of Congress in connection with this Agreement, Contractor shall complete and submit Standard Form-LLL, “Disclosure of Lobbying Activities,” in accordance with its instructions.
This certification is a material representation of fact upon which reliance was placed when this contract was made or entered into. Submission of this certification is a prerequisite for making or entering into this contract imposed by 31 U.S.C. 1352. Any person who makes an expenditure prohibited under paragraph (1) of this clause or who fails to file or amend the disclosure form required to be filed or amended by paragraph (2) of this clause shall be subject to civil penalties as provided for by 31 U.S.C. 1352.

34.0	CONTRACT COMPONENTS

Appendix A (Coal Producer’s Statement(s) and Specific Location Map(s)); Exhibit I (Example Calculation of Price Adjustment for Quality Variations); and the Subcontracting Plan are attached hereto and made a part hereof.
IN WITNESS WHEREOF, the parties hereto have caused this agreement to be executed as of the aforesaid date by their duly authorized representatives.

WITNESS:	CONTRACTOR ARMSTRONG COAL CO., INC.
/s/ Elizabeth J. Byrne	By:	/s/ Martin D. Wilson

Signature Title: President

WITNESS: /s/ Thomas A. Carnette	TENNESSEE VALLEY AUTHORITY By: /s/ James M. Bach Jr.
Signature
Title: Fuel Buyer

EXHIBIT I
EXAMPLE CALCULATION OF PRICE ADJUSTMENT
FOR QUALITY VARIATIONS
Assume:

	Typical Analysis	Qtrly. Avg. Value
Btu/lb. (as-received)	12,000	12,125
Ash (as-received)	7.00%	9.00%
Total Moisture	12.00%	12.25%
SO2 in lbs./mmBtu at 97.5%	1.70	1.62

Total Tons Received equals 100,000
Price equals $20.00
Ash Adjustment Increase/Decrease is $0.15 per percentage point
Moisture adjustment increase/decrease is $0.06 per tenth of a percent
SO2 adjustment increase/decrease is $0.25 per tenth of a lb.
Btu example for Section 8.2.
Btu Adjustment = (Quarterly Average Value — Typical Analysis) X Price
                                                             Typical Analysis
Btu Adjustment = ( 12.125- 12,000) X $20.00
                                              12,000
Btu Adjustment = $0.21 per ton

Ash example for Section 8.3.
Ash Adjustment decrease = (Quarterly Average Value — Typical Analysis) X Adjustment
Ash Adjustment decrease = (9.00 - 7.00) X $0.15
Ash Adjustment decrease = $0.30 per ton
Moisture example for Section 8.4.
Moisture Adjustment decrease = (Quarterly Average Value — Typical Analysis) X Adjustment
Moisture Adjustment decrease = ((12.25 - 12.00)) X $0.06
Moisture Adjustment decrease = $0.015 per ton.
SO2 example for Section 8.5 (scrubbed plants).
SO2 Adjustment increase = (Typical Analysis — Quarterly Average Value) X Adjustment
SO2 Adjustment increase = ((1.70 - 1.62) X 10) X $0.25
SO2 Adjustment increase = $0.20 per ton.
Sulfur Dioxide example for Section 8.5 non-scrubbed plants)
Cantor Fitzgerald Market Price Index

Month A Index Value	$181.00
Month B Index Value	$163.00
Month C Index Value	$192.00

Average Index Value	$178.67
     (Typical Analysis S02 — Quarterly Average Value S02) X (Quarterly Average Value BTU) X (quarterly tonnage) X (average index value) /
     1,000,000 = adjustment
     (0.80 — 0.95) X (13,000) X (250,000) X (179.00) / 1,000,000 = -$87,101.625

Appendix A
COAL PRODUCER’S STATEMENT AND SPECIFIC LOCATION MAP